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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)*

                       PRICE COMMUNICATIONS CORPORATION
                               (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  741437305
                                (CUSIP NUMBER)

                               with copies to:

 Hilltop Partners, L.P.                    Gerald Adler
 Laifer, Inc.                              Shereff, Friedman,
 Lance Laifer                              Hoffman & Goodman, LLP.
 114 West 47th Street, New York, NY 10036  919 Third Avenue, New York, NY 10022
 (212) 921-4139                            (212) 758-9500


(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                             AND COMMUNICATIONS)

                              March 8, 1995
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No.  741437305                                    Page 2 of 7 Pages

- - -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hilltop Partners, L.P.

- - -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

- - -------------------------------------------------------------------------------
3  SEC USE ONLY


- - -------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        WC
- - -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- - -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- - -------------------------------------------------------------------------------
NUMBER OF      |  7  SOLE VOTING POWER
SHARES         |       502,484
BENEFICIALLY   |  8  SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9  SOLE DISPOSITIVE POWER
REPORTING      |       502,484
PERSON         | 10  SHARED DISPOSITIVE POWER
WITH           |       0
- - -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        502,484
- - -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- - -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
- - -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        PN
- - -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  741437305                                    Page 3 of 7 Pages

- - -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Laifer Inc.

- - -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

- - -------------------------------------------------------------------------------
3  SEC USE ONLY


- - -------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        WC
- - -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- - -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- - -------------------------------------------------------------------------------
NUMBER OF      |  7  SOLE VOTING POWER
SHARES         |       682,848
BENEFICIALLY   |  8  SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9  SOLE DISPOSITIVE POWER
REPORTING      |       596,086
PERSON         | 10  SHARED DISPOSITIVE POWER
WITH           |       435,558
- - -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,031,644
- - -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- - -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.1%
- - -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        Co, IA
- - -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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                                 SCHEDULE 13D

CUSIP No.  741437305                                    Page 4 of 7 Pages

- - -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lance Laifer

- - -------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

- - -------------------------------------------------------------------------------
3  SEC USE ONLY


- - -------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        WC
- - -------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- - -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
- - -------------------------------------------------------------------------------
NUMBER OF      |  7  SOLE VOTING POWER
SHARES         |       682,848
BENEFICIALLY   |  8  SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9  SOLE DISPOSITIVE POWER
REPORTING      |       596,086
PERSON         | 10  SHARED DISPOSITIVE POWER
WITH           |       435,558
- - -------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,031,644
- - -------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- - -------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.1%
- - -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

        IN
- - -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                  Schedule 13D Amendment No. 7
                Price Communications Corporation


          This Amendment No. 7 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D filed October 29, 1993 (the "Schedule 13D"), the Amendment No. 1 to the Schedule 13D filed December 17, 1993, the Amendment No. 2 to the Schedule 13D filed February 5, 1994, the Amendment No. 3 to the Schedule 13D filed March 1, 1994, the Amendment No. 4 to the Schedule 13D filed March 18, 1994, the Amendment No. 5 to the Schedule 13D filed December 5, 1994 and the Amendment No. 6 to the Schedule 13D filed December 20, 1994 by Hilltop Partners, L.P., Laifer Inc. and Lance Laifer (collectively, the "Reporting Persons"), each relating to the common stock, par value $.01 per share (the "Common Stock"), of Price Communications Corporation, a Delaware corporation (the "Company"). The above-referenced Statement on
Schedule 13D and Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 are collectively referred to herein as the "Schedule 13D".


Item 5.   Interest in Securities of Issuer.

          Item 5 is amended and restated to read in full as follows:

          (a) Hilltop Partners, L.P. is the beneficial owner of 502,484 shares (6.4%) of Common Stock.

          Laifer Inc. is the beneficial owner of 1,031,644 shares (13.1%) of Common Stock. The 1,031,644 shares of Common Stock beneficially owned by Laifer Inc. includes (i) 502,484 shares of Common Stock beneficially owned by Laifer Inc. in its capacity as General Partner and Investment Advisor to Hilltop Partners, L.P., which shares have been described in the previous paragraph and (ii) 529,160 shares of Common Stock beneficially owned by Laifer Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Grosvenor Multi Strategy Fund, L.P., 333 W. Wacker Drive, Suite 1610, Chicago, Illinois 60606-
1218, (c) Haussman Holdings N.V., a Netherlands Antilles corporation, (d) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (e) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (the "Clients").

          Lance Laifer, as president and principal stockholder of Laifer Inc., is deemed to have the same beneficial ownership as Laifer Inc.


                           Page 5


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          The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of March 8, 1995, there were 7,896,095 shares of Common Stock outstanding as disclosed to the Reporting Persons by an officer of the Company.

          (b) Hilltop Partners, L.P. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 502,484 shares of Common Stock beneficially owned by it. Hilltop Partners, L.P.'s power to vote and dispose of its shares rests with Laifer Inc., in its capacity as the General Partner of Hilltop Partners, L.P.

          Laifer Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 502,484 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners, L.P. Laifer Inc. (i) has sole power to vote and to direct the voting of 180,364 shares of Common Stock owned by certain of the Clients,
(ii) has the sole power to dispose and direct the disposition of 93,602 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 435,558 shares of Common Stock owned by Laifer Inc. in its capacity as Investment Advisor to such Clients.

          (c) On March 8, 1995, one of the Clients purchased 2,500 shares of Common Stock at a price of $6.55 per share in an open market transaction.

          (d)  Not applicable.

          (e)  Not applicable.







                                        Page 6




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 1995              HILLTOP PARTNERS, L.P.


                                   By: LAIFER INC.,
                                       as General Partner


                                    By: /s/ Lance Laifer
                                       --------------------
                                        Lance Laifer
                                        President

                                   LAIFER INC.


                                   By: /s/ Lance Laifer
                                       --------------------
                                       Lance Laifer
                                       President


                                   By: /s/ Lance Laifer
                                       --------------------
                                       Lance Laifer






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